_____________, 1999



Board of Directors
Implant Innovations International Corporation
4555 Riverside Drive
Palm Beach Gardens, Florida 33410

Re: Merger of Implant Innovations International Corporation with and into Palm Acquisition Corp.

To the Members of the Board of Directors:

     You have requested our opinion as to certain federal income tax consequences of the merger (the "Merger") of Implant Innovations International Corporation, a Delaware corporation ("3i") with and into Palm Acquisition Corp., an Indiana corporation ("Acquisition") and wholly-owned subsidiary of Biomet, Inc., an Indiana corporation ("Biomet") with Acquisition continuing as the surviving corporation, pursuant to the Agreement and Plan of Merger among 3i, Acquisition and Biomet, dated as of August 28, 1999 (the "Agreement"). At the Effective Time, (i) all of the outstanding shares of Class A common stock of 3i, par value $0.001 per share (ii) all of the outstanding shares of Class B common stock of 3i, par value $0.001 per share, (collectively, the "3i Common Stock") and (iii) all of the outstanding shares of Series A Cumulative Convertible Preferred Stock of 3i, par value $0.001, (the "3i Preferred Stock"), will be converted into a number of shares of common stock of Biomet, no par value, ("Biomet Common Stock") in an amount equal to the exchange ratio set forth in the Agreement. Fractional shares will be exchanged for cash pursuant to the Agreement.

     For purposes of our opinion, we have examined the Agreement, the Registration Statement on Form S-4, including the Joint Proxy Statement/Prospectus, filed by Biomet with the Securities and Exchange Commission (the "Registration Statement"), which was declared effective on ___________, __ 1999, and such other records, documents, and instruments, and have considered such matters of law, as in our judgement were necessary or appropriate. In addition, in rendering our opinion, we have relied upon certain representations (attached hereto) made to us by the management of Biomet and the management of 3i, without having independently confirmed the accuracy thereof. Any change in the Agreement, the facts set forth in the Registration Statement, or the law applicable to the Merger as of the date hereof, or any failure of the representations to be accurate, could adversely affect our opinion. Terms not otherwise defined herein have the meanings given to them in the Agreement.

     Based upon and subject to the foregoing, and provided that the Merger qualifies as a statutory merger under applicable law, it is our opinion that:

1. The Merger will constitute a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended, for United States federal income tax purposes, and Biomet, Acquisition and 3i will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by the Biomet, Acquisition or 3i as a result of the Merger.

3. No income, gain or loss will be recognized by the stockholders of 3i upon the exchange of their stock solely for shares of Biomet Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Biomet Common Stock and any cash received by holders of 3i Preferred Stock pursuant to Section 6.29 of the Agreement in payment of accrued but unpaid dividends.

4. The aggregate tax basis of the shares of Biomet Common Stock received solely in exchange for 3i stock pursuant to the Merger (including fractional shares for which cash is received as described in 6, below) will be the same as the aggregate tax basis of the 3i stock exchanged therefor increased, in the case of holders of 3i Preferred Stock, by the amount of gain or income recognized on account of cash received in payment of accrued but unpaid dividends and decreased, in the case of holders of 3i Preferred Stock, by the amount of cash received in payment of accrued but unpaid dividends.

5. The holding period for shares of Biomet Common Stock, received solely in exchange for 3i stock pursuant to the Merger, will include the holding period of the 3i stock exchanged therefor, provided such 3i stock was held as a capital asset by the stockholder at the effective time of the Merger.

6. A stockholder of 3i who receives cash in lieu of a fractional share of Biomet Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's tax basis in such fractional share (as described in 4, above) and the amount of cash received.

     Our opinion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances or to certain types of stockholders subject to special treatment under certain federal income tax laws, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign corporations and persons who are not citizens or residents of the United States. In particular, this opinion does not address the tax consequences to stockholders who acquired 3i Common Stock pursuant the exercise of options or warrants or who have provided or will provide services to 3i, Biomet or Acquisition. This opinion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction or any non-income tax consequences. We express no opinion as to any tax consequences of the Merger other than those expressly discussed herein.

     This opinion is intended for the sole benefit of 3i and is not to be relied upon by any other person without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement filed by Biomet in connection with the Merger and to the reference to us in the Proxy Statement/Prospectus included in the Registration Statement.

                                          Very truly yours,




                                          STEEL HECTOR & DAVIS LLP